EX-99.(p)(7)

BlueBay Code of Ethics and RBC Code of Conduct

Relevant Rules:	Rule 204A-1 under the Investment Adviser Act (the “Code of Ethics Rule”)
Rules Summary:	Registered Investment Advisers are required to adopt a code of ethics. The code of ethics must set forth standards of conduct expected of advisory personnel. All Covered Persons are required to comply with BlueBay’s internal policies and procedures, including HR and Compliance policies.

Policy Owner	Version #	Date of Last Review	Date of Next Review
Compliance Team	2	December 2018	December 2019

The BlueBay Code of Ethics

The BlueBay Code of Ethics requires Covered Persons to:

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Act with integrity, competence, diligence, respect and in an ethical manner with clients/investors, prospective clients/investors, and all other persons with whom you deal in the course of your business activities;

•	Place the interests of clients/investors above your own personal interests;

•

Use reasonable care and exercise independent and objective professional judgement when carrying out your duties for clients/investors, and prospective clients/investors, and with persons with whom you interact in the course of carrying out your duties;

•	Promote the integrity of and uphold the laws and rules governing capital markets and the investment management profession;

•	Maintain and improve your professional competence and strive to maintain and improve the competence of other investment professionals with whom you interact; and

•

Ensure that all verbal and written communication, including Bloomberg messages, Bloomberg instant messages, and email messages, are professional and do not include any material that could be regarded as inappropriate or offensive.

Covered Persons are reminded that all Bloomberg messages, Bloomberg instant messages, and email messages received and sent, including those deleted, are stored in accordance with BlueBay’s record keeping policies, in archive systems that can be accessed at the request of a regulator.

The RBC Code of Conduct

BlueBay’s parent company, Royal Bank of Canada (RBC), requires staff from all group entities to acknowledge and comply with the RBC Code of Conduct (the “Code”). The Code incorporates RBC’s key values, in particular integrity, and sets out the standards that we expect within our firm.

BlueBay has a separate framework of policies and procedures which align BlueBay’s principles and staff obligations with those of RBC. Covered Persons are required to comply with BlueBay’s internal policies (including those maintained by BlueBay’s Compliance, HR, Communications, and Information Security teams) which contain equivalent requirements to the RBC policies referenced in the Code. Covered Persons are not able to access the links in the Code but you can view the Code as well as the documents referenced within it, on BlueBay’s HR intranet site.

This document is proprietary information of the BlueBay group, and it has been issued by BlueBay Asset Management LLP (“BlueBay”) which is authorised and regulated by the UK Financial Conduct Authority (FCA). BlueBay is also registered with the US Securities and Exchange Commission (SEC) and the US Commodity Futures Trading Commission (CFTC), and is a member of the National Futures Association (NFA). Policy wording is subject to change without notice. No part of this document may be reproduced, redistributed or passed on, directly or indirectly, to any other person, or published for any purpose without the prior written consent of BlueBay. Copyright 2019 © BlueBay is a wholly-owned subsidiary of Royal Bank of Canada (RBC), and BlueBay may be considered to be related and/or connected to RBC and its other affiliates. ® Registered trademark of RBC. RBC GAM is a trademark of RBC. BlueBay Asset Management LLP, registered office 77 Grosvenor Street, London W1K 3JR, partnership registered in England and Wales number OC370085. All rights reserved.

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